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SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
103

08025485

TES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUNSTREET SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6918 W. MALDONADO RD
(No. and Street)

LAVEEN (City) AZ (State) 85339 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MUNIB (MIKE) HADDAD 800-823-1822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL MAASTRICHT, CPA
(Name – *if individual, state last, first, middle name*)

10640 NORTH 28th DRIVE, SUITE C-209 PHOENIX, AZ 85029
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JB 3/4/08

OATH OR AFFIRMATION

I, MUNIB S. HADDAD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUNSTREET SECURITIES, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Rebecca Marie Schafer
Notary Public - Arizona
Maricopa County
My Commission Expires
October 16, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNSTREET SECURITIES, LLC
(a development stage company)

Laveen, Arizona

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2007

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

MICHAEL MAASTRICHT, CPA

Certified Public Accountant

10640 North 28th Drive, Suite C-209
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com e-mail

Independent Auditor's Report

To the Member
Sunstreet Securities, LLC (a development stage company):

We have audited the accompanying balance sheet of Sunstreet Securities, LLC., (a development stage company) as of December 31, 2007, and the related statements of operations, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunstreet Securities, LLC (a development stage company) as of December 31, 2007, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States

Michael Maastricht, CPA

Phoenix, Arizona
January 29, 2008

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

Sunstreet Securities, LLC
(a development stage company)

Balance Sheet
December 31, 2007

ASSETS

Current assets:	
Cash	$ 31,866
Total current assets	31,866
	$ 31,866

LIABILITIES AND MEMBER'S EQUITY

Member's equity:	
Member's capital	$ 41,000
Accumulated loss	(9,134)
Total member's equity	31,866
	$ 31,866

See accompanying notes.

Sunstreet Securities, LLC
(a development stage company)

Statement of Operations
For the year ended December 31, 2007

Revenue:	
Interest	$ 12
	12
Expenses:	
Regulatory fees	7,473
Office expenses	878
Telephone and internet	575
Travel and business promotion	220
	9,146
Net loss	$ (9,134)

See accompanying notes.

Sunstreet Securities, LLC
(a development stage company)

Statement of Member's Equity
For the year ended December 31, 2007

	Member's Capital	Accumulated Loss	Total
Capital contribution	$ 54,000		54,000
Net loss		(9,134)	(9,134)
Distribution to member	(13,000)		(13,000)
Balance, December 31, 2005	$ 41,000	(9,134)	31,866

See accompanying notes.

Sunstreet Securities, LLC
(a development stage company)

Statement of Cash Flows
For the year ended December 31, 2007

Cash flows from operating activities:	
Net loss	$ (9,134)
Net cash used by operating activities	(9,134)
Cash flows from financing activities:	
Capital contributed	54,000
Distribution to member	(13,000)
Net cash provided by financing activities	41,000
Net increase in cash	31,866
Cash at beginning of year	-
Cash at end of year	$ 31,866

See accompanying notes.

SUNSTREET SECURITIES, LLC
(a development stage company)

Notes to Financial Statements
For the Year Ended December 31, 2007

(1) Summary of significant accounting policies:

Nature of Company's business:

The Company was registered under the laws of the State of Arizona in October, 2006 to operate as a full-service broker dealer that serves the needs of its independent registered representatives and their clients. There was no income in 2007 and most expenses were incurred on regulatory and start-up costs. The Company expects to start earning income in February, 2008 and will trade in Arizona, Nevada and Georgia.

Advertising costs:

The Company generally expenses the cost of its advertising as of the date the advertisements take place. There are no deferred advertising expenses. Advertising expenses were $30.

Statements of cash flows:

All highly liquid investments with an original maturity date of three months or less when purchased are considered to be cash equivalents

Income taxes:

All income and expense is passed through the Company, which is treated as an individual for tax purposes and reported on the income tax return of the individual member. Accordingly, the financial statements include no provision or liability for income taxes.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

SUNSTREET SECURITIES, LLC
(a development stage company)

Notes to Financial Statements
For the Year Ended December 31, 2007

(1) Summary of significant accounting policies (continued):

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, which is carried at fair value.

(2) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by NASD. Under NASD's formula, the Company must maintain a net worth of $5,000 as of December 31, 2007.

Sunstreet Securities, LLC
(a development stage company)

Computation of Net Capital
December 31, 2007

Stockholder's equity (capital) per balance sheet at December 31, 2007	$	31,866
Less not allowable assets:		
Cash in CRD account		1,760
Net capital for NASD requirement purposes as of December 31, 2007		30,106
Net capital required		5,000
Net capital in excess of amount required	$	25,106

END